Filed by Longview Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Longview Acquisition Corp.

Commission File No. 001-39292

Date: November 20, 2020

On November 20, 2020, Mr. Larry Robbins, the chairman of the Longview Acquisition Corp. (“Longview”) board of directors and the founder and CEO of Glenview Capital Management, LLC, an affiliate of Longview, and Dr. Jonathan Rothberg, the founder of Butterfly Network, Inc. (“Butterfly”) joined CNBC’s “Squawk on the Street” to discuss Longview’s previously announced business combination (the “Business Combination”) with Butterfly. A copy of the transcript of the interview is sent forth below.

Newscaster:

Butterfly Network announced they will be going public via a SPAC. This is sponsored by Glenview Capital Management. It is a deal giving the handheld ultrasound maker – that’s what they do – a valuation of about $1.5 billion. Joining us now is Larry Robbins of Glenview Capital and Dr. Jonathan Rothberg, the founder of Butterfly Network, which, we should mention was on CNBC’s Disruptor 50 List this year. Mr. Rothberg, Dr. Rothberg, I’ve read a good amount about you in the last day, trying to get ready for this. You have, well to put it nicely, a very successful career with a lot of different companies, whether it’s 454 Life Sciences, gene sequencing with Ion Torrent, 4Catalyzer and now this, and COVID tests you can now take at home, which we want to talk to you about… given all that, I mean Larry Robbins is an impressive guy, but you would have had a lot of options here I would think. Why do a SPAC?

Dr. Rothberg:

I have been lucky. I’ve been at these forks in history. I’ve been able to put other things on a chip – DNA sequencing. But the key thing is to own the fork in history you create. Larry Robbins is the person and partner I need to make sure our probe goes to the three-fourths of the world that has no access to medical imaging and is easier to use for the rest of the world. So Larry’s the perfect partner because now we can have the resources and the help to make sure 40 million doctors around the world have access to a window into the human body.

Newscaster:

Well, all right he’s the perfect partner, why?

Dr. Rothberg:

He’s a perfect partner because I have a personality that motivates scientists to do things that have never been done before. Larry’s the perfect partner because he spent the last 30 years investing in healthcare and helping companies achieve their objectives and I need that complement. It’s great to be a dreamer, but we have to deliver our probes. As I’m speaking to you, we have 30,000 of them out there, many of them helping COVID patients. Now we need to get them to the 40 million healthcare practitioners that wear a stethoscope and Larry, again, knows the market, knows our customers and we can go from selling to individual doctors and 20 websites around the world to healthcare systems and, ultimately, of course, to the home.

Newscaster:

Well Larry, that was kind of a nice introduction. Obviously I know you well as our viewers probably know all the years you’ve been coming on with us as well, but we all know you in many ways as a value investor. This is not that, Larry. Why the diversion here and why do a SPAC with Dr. Rothberg?

Larry Robbins:

I appreciate the question. First of all, we all do want to acknowledge and give a shout out to the healthcare professionals who’ve been in a battle for the last nine months battling COVID. We know watching your show this morning that you’re truly aware there’s many more months in the battle and we appreciate it. You’re also right in saying that for the last 20 years our primary specialty at Glenview has been on the healthcare services side, connecting with providers, with distributors and with payers. And in fact those three communities are going to be instrumental in becoming collaborators and partners with Butterfly as it fuels their growth. One of the reasons why companies might think about doing a SPAC merger rather than an IPO is that they would be looking to have a partnership, not just capital. So, a SPAC merger – particularly the one that we’ve done here today, merging Longview with Butterfly – is about capital, but it’s also about connectivity to the customer base, as well as collaboration as we drive the company forward and drive adoption…

Newscaster:

Well, tell me Larry, let me jump in. So what does that mean? What are you going to do as Larry Robbins running a hedge fund that Dr. Rothberg wouldn’t otherwise be able to do?

Larry Robbins:

Well first of all, I think you have seen it in our PIPE round. So not only is there $414 million coming from the Longview trust that will be invested behind Butterfly’s tremendous technology, but also there was a $175 million PIPE and, unlike most PIPEs that are purely financial, it included institutions like UPMC, the thought-leading institution in Pittsburgh, a highly respected academic institution that is both payer and provider. It included Tenant Healthcare, which as you know we’ve been a large shareholder in since 2012 and for the last three years has been under new management and has had tremendous clinical advances in both their acute hospital as well as in their specialty care and their surgery centers. And, bringing companies like that to the table, offering true partnerships and connectivity, that is what is going to be necessary, because this is a story about a product that has tremendous clinical benefit, and that needs to be done in partnership with large health systems, because that’s where you can affect more lives and help more patients.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (8) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (9) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (10) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (11) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (12) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Butterfly is currently pursuing for its product candidates; (13) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (14) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (15) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (16) Butterfly’s and the combined company’s financial performance; and (17) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (18) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to ssregistration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.